NATIONWIDE LIFE INSURANCE COMPANY

[ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215]

QUALIFIED PLAN ENDORSEMENT

To Individual Flexible Purchase Payment Deferred Variable Annuity

General Information Regarding this Endorsement

The following provisions apply only to Contracts issued pursuant to Qualified Retirement Plans. The provisions of this Endorsement are being added to the Contract to comply with the requirements of the Code. This Endorsement is made part of the Contract to which it is attached. To the extent the terms of the Contract and this Endorsement are inconsistent, the terms of this Endorsement shall control. The Contract Owner shall comply with the applicable tax qualification provisions of the Code, as described in this Endorsement, to prevent loss of the advantages of tax deferral and to prevent tax penalties.

1.

This Contract is not transferable and may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of any obligation to any person other than: to the Company, to the Annuitant, or to the trustee or other person exercising ownership rights under the terms of the Qualified Plan under which this Contract is issued.

2.	The definitions section is amended by adding:

CODE – The Internal Revenue Code of 1986, as amended.

ERISA – The Employee Retirement Income Security Act of 1974, as amended.

IRA – An individual retirement arrangement described in Code Section 408.

PARTICIPANT – The person for whom contributions are made to a Contract that funds a Qualified Plan, either through employer contributions and/or employee salary reduction contributions.

QUALIFIED PLANS – Retirement Plans that receive favorable tax treatment under Sections 401 or 403(a) of the Code.

REQUIRED BEGINNING DATE – Unless the Qualified Plan provides otherwise, the term “Required Beginning Date” means the first day of April following the later of (i) the calendar year in which the Contract Owner for whose benefit the Contract is maintained attains age 72 (or attains age 70 1⁄2 in the case of a Contract Owner who was born on or before June 30, 1949) or such later date provided under applicable federal tax law, or (ii) the calendar year the in which the Contract Owner retires. However, if the Contract Owner is a 5% owner (as defined in IRC Section 416), then the Required Beginning Date is the first day of April following the calendar year in which the Contract Owner attains 72 (or attains age 70 1⁄2 in the case of a Contract Owner who was born on or before June 30, 1949) or such later date provided under applicable federal tax law.

DESIGNATED BENEFICIARY – The term “Designated Beneficiary” means any individual designated as a beneficiary by the Participant. This term will be interpreted consistently with Code Section 401(a)(9)(E) and the Treasury Regulations.

ELIGIBLE DESIGNATED BENEFICIARY –

(a)	The term “Eligible Designated Beneficiary” means, with respect to any Participant, any Designated Beneficiary who is –
1.	the surviving spouse of the Participant,

2.	subject to Paragraph (2)(b), a child of the Participant who has not reached majority (within the meaning of Code Section 401(a)(9)(F)),

3.	disabled (within the meaning of Code Section 72(m)(7)),

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4.

a chronically ill individual (within the meaning of Code Section 7702B(c)(2), except that the requirements of Code Section 7702B(c)(2)(A)(i) will be treated as met only if there is a certification that, as of such date, the period of inability described in such subparagraph with respect to the individual is an indefinite one which is reasonably expected to be lengthy in nature), or

5.	an individual not described in any of the preceding clauses of this Paragraph (2)(a) who is not more than 10 years younger than the Participant.

The determination of whether a Designated Beneficiary is an Eligible Designated Beneficiary will be made as of the date of death of the Participant.

(b)

Special rule for children – Subject to Code Section 401(a)(9)(F), an individual described in Paragraph (2)(a)(2), will cease to be an Eligible Designated Beneficiary as of the date the individual reaches majority and any remainder of the portion of the Participant interest to which the section titled “Surrenders Required by the Code – IRAs” applies will be distributed within 10 years after such date.

3.	The following paragraph is added to the provision in the contract which addresses deposits, contributions or payments coming into the contract:

The amount of the deposits, contributions, or payments made by or on behalf of the Participant (in a group contract) or the Contract Owner (of an individual contract) during any taxable year shall not exceed the Code section 402(g) limit (as increased from time to time by the Secretary of the Treasury to reflect changes in the cost of living) for the calendar year in which such taxable year begins. The Code section 402(g) limit applies to deposits, contributions, or payments that are elective deferrals within the meaning of Code Section 402(g)(3) and are made by or on behalf of the Participant under this Contract and all other contracts, plans or arrangements of the Participant’s employer. However, the maximum amount of deposits, contributions, or payments that may be made by the Participant may be increased or decreased under the provisions of Code sections 403(b) or 415(c).

4. A section addressing LOANS is added before the section addressing SURRENDER as follows:

Prior to the Annuitization Date, the Owner may receive a loan from the Contract Value subject to the terms of the Contract, the Code, and any plan pursuant to which this Contract is sold.

Loans are available beginning 30 days after the Date of Issue. The Participant may borrow a minimum of $1,000. For Qualified Plans not subject to ERISA, with Contract Values up to $20,000, the maximum loan balance which may be outstanding at any time is 80% of the Contract Value, but not more than $10,000. If the non-ERISA Qualified Plan Contract Value is $20,000 or more, the maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. For a Qualified Plan subject to ERISA, the maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. In all cases, the $50,000 limit will be reduced by the highest loan balances outstanding during the prior one-year period. Each loan is subject to minimum loan amount described above. The aggregate of all loans outstanding at any time may not exceed the maximum loan limitations stated above.

For Qualified Plan Contracts funded solely by salary reductions, loans may only be secured by the Contract Value. The Company reserves the right to limit a loan from Qualified Plans to 50% of the Contract Value, subject to the Participant’s acceptance of the Company’s loan agreement. Where permitted, the Company may require other named collateral where the loan, pursuant to a Qualified Plan, exceeds 50% of the Contract Value.

All loans are made from a collateral fixed account. An amount equal to the principal amount of the loan will be transferred to the collateral fixed account. Unless instructed to the contrary by the Participant, the Company will first transfer to the collateral fixed account the Variable Account units from the Participant’s investment options in proportion to the assets in each option until the required balance is reached or all such variable units are exhausted. No withdrawal charges are deducted at the time of the loan, or on the transfer from the Variable Account to the collateral fixed account.

Until the loan has been repaid in full, that portion of the collateral fixed account equal to the outstanding loan balance shall be credited with interest at a rate 2.25 percentage points less than the loan interest rate fixed by the Company for the term of the loan. However, the interest rate credited to the collateral fixed account will never be less than (3.0%). Specific loan terms are disclosed at the time of loan application or loan issuance.

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Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Participant must be repaid within 15 years. During the loan term, the outstanding balance of the loan will continue to earn interest at an annual rate as specified in the loan agreement. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Loan repayments will be allocated between the Variable Accounts in the same proportion as the balances in those accounts when the loan payment is received, unless specified otherwise.

If the Contract is surrendered while the loan is outstanding, the surrender value will be reduced by the amount of the loan outstanding, plus accrued interest. If the Participant dies while the loan is outstanding, the death benefit will be reduced by the amount of the loan outstanding plus accrued interest. If annuity payments start while the loan is outstanding, the Contract Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, the Company reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Code.

If a loan payment is not made when due, interest will continue to accrue. A grace period may be available under the terms of the loan agreement. If a loan payment is not made when due, or by the end of the applicable grace period, the outstanding loan balance (to the extent required by law) will be treated as a deemed Distribution, may be taxable to the borrower, and may be subject to the early withdrawal tax penalty. Interest which subsequently accrues on defaulted amounts may also be treated as additional deemed Distributions each year. Any defaulted amounts, plus accrued interest, will be deducted from the Contract when the participant becomes eligible for a Distribution to the extent of the permitted Distribution, and this amount may again be treated as a Distribution where required by law. Additional loans may not be available while a previous loan remains in default.

Loans may also be subject to additional limitations or restrictions under the terms of the employer’s plan. Loans permitted under this Contract may be taxable in whole or part if the participant has additional loans from other plans or contracts. The Company will calculate the maximum nontaxable loan based on the information provided by the Participant or the employer.

Loan repayments must be identified as such or else they will be treated as Purchase Payments and will not be used to reduce the outstanding loan principal or interest due. The Company reserves the right to modify the term or procedures of the loan in the event of a change in the laws or regulations relating to the treatment of loans. The Company also reserves the right to assess a loan processing fee.

5.	The following REQUIRED DISTRIBUTION section is added before the ANNUITIZATION PROVISIONS section:

(a)

The entire interest of the Participant under a Qualified Plan will be distributed in a manner consistent with the provisions of Code Section 401(a)(9) the Income Tax Regulations thereunder, including any successive Income Tax Regulations, and will be paid, notwithstanding anything else contained herein, to the Participant, over a period not exceeding:

1)	the life of the Participant or the lives of the Participant and the Participant’s designated beneficiary; or

2)	a period not extending beyond the life expectancy of the Participant or the life expectancy of the Participant and the Participant’s designated beneficiary.

If the Participant’s entire interest is to be distributed in equal or substantially equal payments over a period described in 1 or 2 above, such payments will commence not later than the Required Beginning Date.

(b)

Prior to the date that distributions under the Contract commence in the form of annuity payments, the amount to be distributed for each calendar year, beginning with the calendar year containing the Participant’s Required Beginning Date and continuing through the calendar year of the Participant’s death, will not be less than the quotient obtained by dividing the entire interest in the Contract as of the end of the preceding year by the distribution period in the Uniform Lifetime Table in Q&A-2 of Section 1.401(a)(9)-9 of the Treasury Regulations, using the Participant’s age as of their birthday in the year. However, if the Participant’s sole Designated Beneficiary is their surviving spouse and such spouse is more than 10 years younger than the Participant, then the distribution period for a year is determined under the Joint and Last Survivor Table in Q&A-3 of Section 1.401(a)(9)-9, using the ages as of the Participant’s and spouse’s birthdays in the year.

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(c)

If distributions are made in the form of annuity payments, the distribution periods described in Paragraph (5)(a) above cannot exceed the periods specified in Section 1.401(a)(9)-6 of the Treasury Regulations and the annuity payments must otherwise comply with the requirements of that section. See Paragraph (5)(e) below for Special rules for annuity payments.

(d)

The Participant may take a required minimum distribution with respect to this Contract (other than a distribution made under this Contract in the form of an annuity payment) from any one or more Contracts that the Participant holds as the owner.

(e)	Special rules for annuity payments. The options under which annuity payments are made may be limited. Unless otherwise provided under applicable federal tax law –

1)

Distributions in the form of annuity payments must satisfy the applicable requirements of Section 1.401(a)(9)-6 of the Treasury Regulations, the provisions of which are herein incorporated by reference.

2)

Distributions made in the form of annuity payments must be made in periodic payments and the interval between payments for the annuity must be uniform over the entire distribution period and must not exceed one year.

3)	Annuity payments must satisfy the minimum distribution incidental benefit requirements in Section 1.401(a)(9)-6 of the Treasury Regulations.

4)	Annuity payments must be nonincreasing or increase only as permitted by Q&A-14 of Section 1.401(a)(9)-6 of the Treasury Regulations or as otherwise permitted under applicable federal tax law.

5)

If distributions (including distributions commencing on or before the Required Beginning Date while the Participant is alive) are made in the form of annuity payments, the first annuity payment must be the payment which is required for one payment interval. The second payment need not be made until the end of the next payment interval even if that payment interval ends in the next calendar year. Similarly, in the case of distributions commencing after death in accordance with Code Section 401(a)(9)(B)(iii) and (iv), the first payment, which must be made on or before the date determined under Q&A-3(a) or (b) (whichever is applicable) of Section 1.401(a)(9)-3 of the Treasury Regulations, must be the payment which is required for one payment interval. Payment intervals are the periods for which payments are received, e.g., bimonthly, monthly, semi-annually, or annually.

6)

If annuity payments commence after the date distributions are required to commence (the Required Beginning Date in the case of distributions commencing before death, or the date determined under Q&A-3 of Section 1.401(a)(9)-3 of the Treasury Regulations in the case of distributions commencing after death), distributions must be made in accordance with Q&A-1(e) of Section 1.401(a)(9)-5 of the Treasury Regulations.

7)

Prior to the date annuity payments commence, the “entire interest” under an annuity contract is the dollar amount credited to the Participant or beneficiary under the Contract plus the actuarial present value of any additional benefits (such as survivor benefits in excess of the dollar amount credited to the Participant or beneficiary) that will be provided under the Contract.

6.	The DEATH OF CONTRACT OWNER section is deleted and the DEATH BENEFIT UNDER A QUALIFIED PLAN section is added.

(a)	Minimum Distributions Upon Death

1)	If the Participant dies before the distribution of the Participant’s entire interest in this Qualified Plan Contract and the beneficiary is a Designated Beneficiary –

i.

In general. Subject to the exception for an Eligible Designated Beneficiary in Paragraph (2)(a) above, the entire interest will be distributed (in accordance with applicable federal tax law) by the end of the calendar year containing the tenth anniversary of the Participant’s death.

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ii.

Exception for Eligible Designated Beneficiaries. If any portion of the Participant’s interest is payable to (or for the benefit of) an Eligible Designated Beneficiary, such portion will be distributed (in accordance with applicable federal tax law) as follows:

a.

over the life of such Eligible Designated Beneficiary, or over a period not extending beyond the life expectancy of such Eligible Designated Beneficiary, starting no later than the end of the calendar year following the calendar year of the Participant’s death (or the end of the calendar year in which the Participant would have attained age 72 (or age 70 1⁄2 if the Participant was born on or before June 30, 1949), or such later date provided under applicable federal tax law, if later and the sole Designated Beneficiary is the surviving spouse of the Participant), or

b.	If elected, by the end of the calendar year containing the tenth anniversary of the Participant’s death.

iii.	Rules Upon Death of an Eligible Designated Beneficiary.

a.

If an Eligible Designated Beneficiary dies before the portion of the Participant’s interest to which this Paragraph applies is entirely distributed, the exception under Paragraph (6)(a)(1)(ii) above shall not apply to any beneficiary of such Eligible Designated Beneficiary and the remainder of such portion shall be distributed within 10 years after the death of such Eligible Designated Beneficiary.

b.

If the Eligible Designated Beneficiary is the surviving spouse of the Participant and the surviving spouse dies before distributions to such spouse under Paragraph (6)(a)(1)(ii) begin, this Paragraph shall be applied as if the surviving spouse were the Participant. For this purpose, distributions are considered to commence on the date distributions are required to begin to the surviving spouse under Paragraph (6)(a)(1)(ii). However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) in the form of annuity payments meeting the requirements of Section 1.401(a)(9)-6 of the Treasury Regulations, then required distributions are considered to commence on the annuity starting date.

iv.	After annuity payments commence to the Participant or Designated Beneficiary, they may need to be modified, as necessary to comply with this Paragraph (6)(a).

2)	Application of Paragraph (6)(a). Except as otherwise provided under applicable federal tax law –

i.	Paragraph (6)(a) shall apply to distributions with respect to a Participant who dies after December 31, 2019, and

ii.

If the Participant dies before January 1, 2020, and such Participant’s Designated Beneficiary dies after such date, the entire remaining interest in this Qualified Plan Contract shall be distributed by the end of the calendar year containing the tenth anniversary of such Designated Beneficiary’s death.

3)	If the Participant dies before the distribution of the Participant’s entire interest and the beneficiary is not a Designated Beneficiary, the remaining interest will be distributed as follows –

i.

If the Participant dies on or after the Required Beginning Date, (or dies on or after the date annuity payments commence if distributions commence prior to the Required Beginning Date in accordance with the provisions of section 1.401(a)(9)-6 of the Treasury Regulations) the remaining interest will be distributed in accordance with Code Section 401(a)(9) and the Treasury Regulations thereunder at least as rapidly as under the method of distributions being used as of the date of the Participant’s death.

ii.

If the Participant dies prior to the Required Beginning Date (and prior to the date annuity payments commence) the remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the Participant’s death.

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4)

Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Treasury Regulations. If distributions are being made to a surviving spouse as the sole Designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year following the year of the Participant’s death and reduced by 1 for each subsequent year. If distributions are being made in the form of an annuity, life expectancy will not be recalculated.

(b)

Exceptions. The foregoing notwithstanding, no minimum distribution is required (1) for any period that is so provided under Code Section 401(a)(9) or 403(b)(10) or any Income Tax Regulations or other published guidance from the Internal Revenue Service (“IRS”) relating thereto, or (2) with respect to any account balance that is exempt from the minimum distribution requirements under such Code Sections, Income Tax Regulations, or IRS guidance.

7.	The SURRENDER section is amended to contain the following:

Except as provided below, the Participant may surrender part or all of the Contract Value at any time this Contract is in force prior to the earlier of the Annuitization Date or the death of the Annuitant:

(a)	The Distribution to a Participant of Contract Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code Section 402(g)(3)(A)) may be executed only –

1)	when the Participant attains age 59 1/2, separates from service, dies, or becomes disabled (within the meaning of Code Section 72(m)(7)); or

2)

in the case of hardship (as defined for purposes of Code Section 401(k) the Income Tax Regulations thereunder, including any successive Income Tax Regulations,), provided that, unless otherwise permitted under federal tax law, any surrender of Contract Value in the case of hardship may not include any income attributable to salary reduction contributions.

(b)	The surrender limitations described in (a) above apply to the following portions of the Contract Value:

1)	salary reduction contributions to Qualified Plan Contract made for plan years beginning after December 31, 1988;

2)	earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

3)

all amounts transferred from custodial accounts described in Code Section 403(b)(7) (except that employer contributions and earnings in such accounts as of December 31, 1988, may be withdrawn in the case of hardship).

(c)

Any distribution other than the above, including exercise of a contractual free look provision (when available) may result in the immediate application of taxes and penalties to a Qualified Contract. A premature distribution may not be eligible for rollover treatment. To assist in preventing disqualification in the event of a surrender during the free look period, the Company will agree to transfer the proceeds to another contract which meets the requirements of Section 401(a) of the Code, upon proper direction by the Contract Owner.

8.	The WITHDRAWALS section without charge is amended to contain the following:

During each Contract Year, the Participant may withdraw without a Contingent Deferred Sales Charge (CDSC) the greater of:(a) an amount equal to ten percent (10%) of the sum of all Purchase Payments made to the Contract or (b) any amount withdrawn in order to meet the minimum required distribution requirements of the Code as described in Paragraph 5 of this Endorsement.

The Contingent Deferred Sales Charge will be waived when:

(a)	the Participant experiences a case of hardship and as defined for purposes of Code Section 401(k);

(b)	the Participant becomes disabled (within the meaning of Code Section 72(m)(7);

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(c)	the Participant attains age 59 1⁄2 and has participated in the Contract for at least 5 years, as determined from the Contract Anniversary Date immediately preceding the Distribution;

(d)	the Participant has participated in the Contract for at least 15 years as determined on the Contract anniversary date immediately preceding the Distribution;

(e)	the Participant dies; or

(f)	the Contract annuitizes after 2 years after the Date of Issue.

The Participant may be subject to income tax on all or a portion of any such withdrawals and to a tax penalty if the Participant takes withdrawals prior to age 59 1/2 (“Non-Qualified Contracts”).

9.	Payments pursuant to a Qualified Domestic Relations Order will not violate any surrender limitations included herein but may be subject to restrictions found in the employer’s plan or the Code.

10.

Eligible rollover distributions, as defined in Section 402(c)(4) of the Code, may be paid directly to the Participant or as a direct rollover to one or more IRAs and/or other eligible retirement plans. Eligible rollover distributions sent directly to the Participant will be subject to mandatory 20% federal income tax withholding. Eligible rollover distributions must be preceded by a notice to the Participant of their rights. Such notice must meet the requirements of Sections 402(f) of the Code, regulations thereunder, and IRS pronouncements relating thereto.

11.	The above provisions may be modified as required by the terms of the Qualified Plan and the Code.

Executed for Nationwide by:

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